SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: 8 August 2012

TURQUOISE HILL RESOURCES LTD.

(Translation of Registrant’s Name into English)

Suite 615 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-  ☐            Form 40-F-  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Enclosed: News Release – New Trading Symbol

August 7, 2012

Press release

Turquoise Hill Resources new trading symbol “TRQ”

to be effective from August 8, 2012

VANCOUVER, CANADA – Turquoise Hill Resources today announced that the company’s new trading symbol “TRQ” will become effective at the opening of trading on the Toronto Stock Exchange, the New York Stock Exchange and the NASDAQ Stock Market on August 8, 2012. The new trading symbol is the result of the company’s new name, which went into effect on August 2, 2012.

The change to Turquoise Hill Resources and the new trading symbol will not affect existing Ivanhoe Mines stock certificates. Shareholders are not required to submit their current certificate for new Turquoise Hill Resources stock certificates.

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: IVN), formerly Ivanhoe Mines, is an international mining company focused on copper, gold and coal mines in the Asia Pacific region. The company’s primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine development in southern Mongolia, which is expected to begin commercial production in the first half of 2013. Other assets include a 58% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 59% interest in copper-gold miner Ivanhoe Australia (ASX, TSX: IVA); and a 50% interest in Altynalmas Gold, a private company developing the Kyzyl Gold Project in Kazakhstan.

Contacts

Investors	Media
Jason Combes Office: +1 604 648 3920 Email: jason.combes@turquoisehill.com	Tony Shaffer Office: +1 604 648 3934 Email: tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Turquoise Hill Resources Ltd.

World Trade Centre

Suite 615-999 Canada Place

Vancouver, British Columbia

Canada V6C 3E1

T 604 688 5755

www.turquoisehill.com

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook.

All such forward-looking information and statements are based on certain assumptions and analyses made by issuer’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risk Factors” included in the final prospectus or in the issuer’s Annual Information Form, both filed on SEDAR and EDGAR. The reader is cautioned not to place undue reliance on forward-looking information or statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURQUOISE HILL RESOURCES LTD.

Date: 8 August 2012	By:	/s/ Neville J. Henwood
NEVILLE J. HENWOOD
Sr. Vice President, Legal &
Corporate Secretary